File No. 70-8903

             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                     Amendment No. 2 to
                          FORM U-l

                         DECLARATION
                            under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

         (Name of company filing this statement and address of principal executive offices)

                     ENTERGY CORPORATION

   (Name of top registered holding company parent of each
                   applicant or declarant)

                    William J. Regan, Jr.
                Vice President and Treasurer
                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

           (Name and address of agent for service)

The Commission is also requested to send copies of communications in connection with this matter to:

                 Laurence M. Hamric, Esq.
                     Ann G. Roy, Esq.
                  Entergy Services, Inc.
                     639 Loyola Avenue
               New Orleans, Louisiana  70113

          Item 1.   Description of Proposed Transactions.

          The last full paragraph of Item 1 of the

Application-Declaration is deleted in its entirety and

replaced with the following to be inserted immediately

before the supplemental paragraph added by Amendment No. 1

to this Application Declaration:

          Entergy demonstrates compliance with the standards

of Rule 53 as follows:

          (1)  At September 30, 1996, assuming full use

would be made of the $500 million of the proposed Credit

Facilities (less $120 million outstanding under the 1995

Credit Agreement) for EWG or FUCO investments, Entergy's

aggregate investment (as defined in Rule 53) of $1.127 in

EWGs and FUCOs, on a pro forma basis, would have been

approximately 49.92% of Entergy's consolidated retained

earnings (as defined in Rule 53).<FN1>

          (2)  Entergy maintains books and records to

identify investments in and earnings from any EWG or FUCO in which it directly or indirectly holds an interest.

          (3)  For each FUCO or foreign EWG that is a

majority-owned subsidiary company (as defined in Rule 53) of

Entergy, and for each United States EWG in which Entergy

directly or indirectly holds an interest, the books and

records are and will continue to be kept, and financial

statements are and will continue to be prepared, in

accordance with generally accepted accounting principles

("GAAP"), and Entergy will undertake to provide the

Commission access to such books and records and financial

statements (in English) as the Commission may request.

          (4)  For each FUCO or foreign EWG in which Entergy

directly or indirectly owns 50% or less of the voting

securities, Entergy has caused, and in the future will

proceed in good faith, to the extent reasonable under the

circumstances, to cause the books and records to be kept,

and financial statements to be prepared, in accordance with

GAAP, and has given and will in the future cause the

Commission to be given access to such books and records and

financial statements (in English) as the Commission may

request.  In any event, Entergy has made and will make

available to the Commission any books and records of such

entity that are available to Entergy.  If such books and

records and financial statements are maintained according to a comprehensive body of accounting principles other than

GAAP, Entergy will, upon request, describe and quantify each material variation from GAAP.  Entergy currently has

investments of 50% or less in each of three FUCOs located in

Argentina, the books and records and financial statements of which are kept and prepared in accordance with GAAP .

          (5)  Less than 2 % of the employees of Entergy's

domestic public-utility company subsidiaries render or will

render services, at any one time, directly or indirectly, to

EWGs or FUCOs in which Entergy has a direct or indirect

interest.

          (6)  Entergy has submitted or will submit a copy

of this Declaration to the Federal Energy Regulatory

Commission and to each of the public service commissions

having jurisdiction over the retail rates of Entergy's

public utility company subsidiaries.

          (7)  Neither Entergy nor any subsidiary company

thereof has been the subject of a bankruptcy or similar

proceeding.

          (8)  Average consolidated retained earnings of

Entergy for the four most recent quarterly periods have not

decreased by 10% from the average for the previous four

quarterly periods, and aggregate investment in EWGs and

FUCOs at September 30, 1996 ($747.4 million) was

approximately 4.61% of total capital invested in utility

operations at that date ($16.2 billion).

          (9)  Entergy's reported operating losses for the

fiscal year ended December 31, 1995 attributable to its

direct or indirect EWG and FUCO investments totaled $16.973

million, which is -0.75% of consolidated retained earnings.

As of September 30, 1996, reported operating earnings for

the nine-month period then ended attributable to direct or

indirect EWG and FUCO investments were $10.7 million, or

0.47% of consolidated retained earnings at that date.

                          SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                               ENTERGY CORPORATION

                          By:     /s/William J. Regan, Jr.
                               Name:  William J. Regan, Jr.
                               Title: Vice President and Treasurer

Dated:  January 15, 1997





_______________________________
<FN1>  Entergy subsequently has paid down the borrowings under the 1995 Credit Agreement to $0. Without taking into effect the use of the proceeds of the proposed Credit Facilities, Entergy's aggregate investments in EWGs and FUCOs as of September 30, 1996, was $747.4 million or 33% of consolidated retained earnings. Obviously, Entergy would not use any proceeds of the proposed Credit Facilities if such use would cause Entergy to be in violation of Rule 53.